FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)			
	Myers Industries, Inc (MYE)		Director		10% Owner
		X	Officer (give title below)		Other (specify below)
Wiskind Milton I		**Vice President**			

	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year **11/21/02**	7. Individual or Joint/Group Filing (Check Applicable Line)	
(Last) (First) (Middle)				
1293 South Main Street		5. If Amendment, Date of Original (Month/Day/Year)		Form filed by One Reporting Person
(Street)				Form filed by More than One Reporting Person
Akron OH 44301				
(City) (State) (Zip)				

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr.8) Code	V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	**11/21/02**		**G**	**G**	**50,431**	**D**		**43,896**	**I**	**By Trust (A)**
Common Stock	**11/21/02**		**G**	**G**	**49,438**	**D**		**30,000**	**I**	**By Trust (B)**
Common Stock								**160,135**	**I**	**Family Ltd Partnership I**
Common Stock	**11/21/02**		**G**	**G**	**98.869**	**A**		**306,119**	**I**	**Family Ltd Partnership II**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

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FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)										
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
(1)Option/Right to Buy	14.35							(2)	12/14/03	Common	11,646		1	D	
(1)Option/Right to Buy	8.76							(2)	10/20/04	Common	7,562		1	D	
(1)Option/Right to Buy	8.36							(2)	3/16/06	Common	6,875		1	D	

Explanation of Responses:
(1) Employee stock option grants under Myers Industries, Inc. 1997 Incentive Stock Plan, and the 1999 Stock Plan,
(2)   The stock option is exercisable in five equal installments, commencing 6 months after the date of the grant, then increasing an additional 20% on the anniversary date for the following four years.

(A) Shares in the "Milton I Wiskind Revocable Trust No II dated 12-20-93"
(B) Shares in the "Edith Wiskind Revocable Trust No II dated 12-20-93"

/s/ Milton I Wiskind	12/2/2002
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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